Writer’s Direct Dial: 414.277.5409
E-Mail: cwiener@quarles.com

August 7, 2009

United States Securities and Exchange Commission -
Division of Corporation Finance
100 F. Street NE
Washington, DC  20549

Attention: Kevin Stertzel

RE:	Delta Oil & Gas, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 File No. 0-52001

Dear Mr. Stertzel:

This correspondence is a follow-up to our conversation where I requested on behalf of Delta Oil & Gas, Inc. ("the Company") an extension of time to respond to the Commission’s comments received by the Company in a facsimile transmission on July 24, 2009.  The Company intends to respond to the Commission’s comments on or before the close of business on August 18, 2009.  The Company has requested this extension as result of the unavailability of its Chief Financial Officer due to foreign travel.

Please do not hesitate to contact me if you have any questions concerning this correspondence.

Sincerely,

QUARLES & BRADY LLP

/s/  Chad J. Wiener
Chad J. Wiener